UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM T-3
FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES
UNDER THE TRUST INDENTURE ACT OF 1939

CALLON PETROLEUM OPERATING COMPANY
(Names of Applicant)
200 North Canal Street, Natchez, MS 39120
(Address of Principal Executive Offices)
Securities to be Issued Under the Indenture to be Qualified

Title of Class	Amount

13% Senior Secured Notes due 2016	$150,000,000
Approximate date of proposed public offering: As soon as practicable after the date of this Application for Qualification

Name and Address of Agent for Service:	With a copy to:

B. F. Weatherly	Judithe H. Little, Esq.
Callon Petroleum Company	Haynes and Boone, LLP
Executive Vice President & CFO	1221 McKinney Street, Suite 2100
200 N. Canal Street	Houston, Texas 77010
Natchez, MS 39120	(713) 547-2235
(713) 601-1601	(713) 236-5640 (facsimile)

The Applicant hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of a further amendment which specifically states that it shall supersede this amendment, or (ii) such date as the SEC, acting pursuant to Section 307(c) of the Act, may determine upon the written request of the Applicant.

GENERAL
AFFILIATIONS
MANAGEMENT AND CONTROL
CAPITAL SECURITIES
INDENTURE SECURITIES
SIGNATURE

GENERAL
     1. GENERAL INFORMATION.
     (a) Form of organization:

Applicant	Form of Organization
Callon Petroleum Operating Company (“CPOC”)	Corporation
     (b) State or other sovereign power under which organized: CPOC is organized under the laws of the State of Delaware.
     2. SECURITIES ACT EXEMPTION APPLICABLE.
     On or promptly after the effective date of this Application for Qualification on Form T-3 (the “Application”), the Callon Petroleum Company (the “Company” and parent of CPOC) intends to exchange (the “Exchange”) up to $150,000,000 in aggregate principal amount of its 13.0% Senior Secured Notes due 2016 (the “Notes”) for the Company’s outstanding 9.75% Senior Notes due 2010 (the “Old Notes”). If the Exchange is completed, the Notes will be issued under and governed by the indenture (the “Indenture”) to be qualified under this Application. The complete terms of the exchange offer are set forth in the Confidential Offer to Exchange incorporated by reference herein to Exhibit T3E. For more detailed information regarding the Indenture, please see Item 8 of this Application.
     The Company has relied on Section 3(a)(9) of the Securities Act of 1933, as amended (the “Securities Act”). No sales of securities of the same class as the Notes have been or are to be made by the Company by or through an underwriter at or about the same time as the Exchange for which the exemption is claimed. No consideration has been, or is to be, given, directly or indirectly, to any person in connection with the transaction, except for payments by the Company of the fees and expenses of its legal advisors, American Stock Transfer & Trust Company, LLC, the trustee under the Indenture (the “Trustee”), Global Bondholder Services Corporation as Information Agent and the Altman Group (providing administrative, ministerial and mechanical services to the Company). No holder of Old Notes has made or will be requested to make any cash payment to the Company in connection with the Exchange.
Trust Indenture Act of 1939
     CPOC acknowledges that under Section 306(c) of the Trust Indenture Act of 1939, it shall be unlawful for any person, directly or indirectly, to make use of any means or instruments of transportation or communication in interstate commerce or of the mails to offer to sell through the use or medium of any prospectus or otherwise any security which is not registered under the Securities Act of 1933 and to which this subsection is applicable notwithstanding the provisions of section 304 of this title, unless such security has been or is to be issued under an indenture and an application for qualification has been filed as to such indenture, or while the application is the subject of a refusal order or stop order or (prior to qualification) any public proceeding or examination under Section 307(c) of the Trust Indenture Act. The failure to file an Application on a timely basis could result in an enforcement or other action by the SEC.
     CPOC acknowledges that while the Confidential Offer to Exchange referenced the filing of this Application, the Application was not filed until after the Exchange was commenced. Upon notice that such filing had not been made, the Company extended the expiration of the Exchange to allow time to complete the qualification of the indenture for the Notes under the Trust Indenture Act. The Company has represented that none of the Notes have been issued and covenants that none of the Notes will be issued prior to this Application being declared effective.
AFFILIATIONS
     3. AFFILIATES.

     For purposes of this Application only, the directors and executive officers of CPOC named in response to Item 4 hereof and the principal owner of CPOC’s voting securities named in response to Item 5 hereof may be deemed to be affiliates of CPOC. In addition, the following are “affiliates” of CPOC:

Company Name	Owner	Percent of Voting Securities
Mississippi Marketing, Inc.	Callon Petroleum Company	100%
Callon Offshore Production, Inc.	Callon Petroleum Company	100%
Callon Entrada Company	Callon Petroleum Company	100%
MANAGEMENT AND CONTROL
     4. DIRECTORS AND EXECUTIVE OFFICERS.
     (a) The following table lists the names and offices held by all directors and executive officers of CPOC as of the date of this application. The mailing address for each of the individuals listed in the following tables is 200 N. Canal Street, Natchez, MS 39120.

Name	Title
Fred L. Callon	President, Chief Executive Officer and Director

B. F. Weatherly	Executive Vice President, Chief Financial Officer and Director

Steven B. Hinchman	Executive Vice President and Chief Operating Officer

Rodger W. Smith	Vice President and Treasurer

Stephen F. Woodcock	Vice President, Exploration

Robert A. Mayfield	Corporate Secretary
     5. PRINCIPAL OWNERS OF VOTING SECURITIES.

			Percentage of Voting
Name and Mailing Address (1)	Title of Class Owned	Amount Owned	Securities Owned
Callon Petroleum Company	Common Stock	2,680	100%
     6. UNDERWRITERS.
     (a) None.
     (b) No person will act as principal underwriter of the Notes governed by the Indenture.
CAPITAL SECURITIES
     7. CAPITALIZATION.
     (a) The following tables set forth certain information with respect to each authorized class of securities of CPOC outstanding on November 17, 2009.

		Amount
Company Name	Title of Class	Authorized	Amount Outstanding
Callon Petroleum Operating Company	Common Stock, $.01 par value	3,000	2,680
     (b) Each holder of common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. Cumulative voting for the election of directors is not provided for, which means that the holders of a majority of the shares voted can elect all of the directors then standing for election.
INDENTURE SECURITIES
     8. ANALYSIS OF INDENTURE PROVISIONS. The Notes will be issued under the Indenture which is attached hereto as Exhibit T3C. The following is a summary of the provisions of the Indenture required to be summarized by Section 305(a)(2) of the Trust Indenture Act of 1939. Holders of Notes are encouraged to read the entire Indenture since many provisions that will control the rights of a holder of Notes are not described in this analysis. Capitalized terms used below are defined in the Indenture. All of the Company’s domestic subsidiaries are considered restricted subsidiaries unless designated as an unrestricted subsidiary pursuant to the terms of the Indenture.
     EVENTS OF DEFAULT; WITHHOLDING OF NOTICE.
     One or more of the following events shall constitute an “Event of Default":
(1)	the Company shall default in the payment or prepayment when due of any principal of or interest on any Note and such default, other than a default of a payment or prepayment of principal (which shall have no cure period), shall continue unremedied for a period of thirty (30) days; or

(2)	the Company or any Restricted Subsidiary shall default in the payment when due of any principal of or interest on any of its other Debt (other than Debt owed to the Company or any Restricted Subsidiary) aggregating $10,000,000 or more ($15,000,000 in the case of non-recourse Debt), or any event specified in any Note, agreement, indenture or other document evidencing or relating to any such Debt shall occur if the effect of such event is to cause, or (with the giving of any notice or the lapse of time or both) to permit the Holder or Holders of such Debt (or a trustee or administrative agent on behalf of such Holder or Holders) to cause, such Debt to become due prior to its stated maturity; or

(3)	(a) the Company shall default in the performance of any of its obligations under the provisions described under “Merger and Consolidation” in the Indenture; (b) the Company shall default in the performance of any of the covenants described under “Change in Control” or “Certain Covenants” in the Indenture (other than the payment of amounts due which shall be governed by clause (1) or defaults under the provisions described under “Merger and Consolidation” which shall be governed by clause (3)(a)) and such default shall continue unremedied for a period of thirty (30) days after notice thereof specified below or (c) the Company shall default in the performance of any of its other obligations under the Indenture and such default shall continue unremedied for a period of sixty (60) days after notice thereof as provided below; or

(4)	the Company or any Restricted Subsidiary shall admit in writing its inability to, or be generally unable to, pay its debts as such debts become due; or

(5)	the Company or any Restricted Subsidiary shall (a) apply for or consent to the appointment of, or the taking of possession by, a receiver, custodian, trustee or liquidator of itself or of all or a substantial part of its Property, (b) make a general assignment for the benefit of its creditors, (c) commence a voluntary case under the Federal Bankruptcy Code (as now or hereafter in effect), (d) file a petition seeking to take advantage of any other law relating to bankruptcy, insolvency, reorganization, winding-up, liquidation or composition or readjustment of debts, (e) fail to controvert in a timely and appropriate manner, or acquiesce in writing to, any petition filed against it in an involuntary case under the Federal Bankruptcy Code, or (f) take any corporate action for the purpose of effecting any of the foregoing; or

(6)	a proceeding or case shall be commenced, without the application or consent of the Company or any Restricted Subsidiary, in any court of competent jurisdiction, seeking (a) its liquidation, reorganization, dissolution or winding-up, or the composition or readjustment of its debts, (b) the appointment of a trustee, receiver, custodian, liquidator or the like of such Person of all or any substantial part of its assets, or (c) similar relief in respect of such Person under any law relating to bankruptcy, insolvency, reorganization, winding-up, or composition or adjustment of debts, and such proceeding or case shall continue undismissed, or an order, judgment or decree approving or ordering any of the foregoing shall be entered and continue unstayed and in effect, for a period of sixty (60) days; or (d) an order for relief against such Person shall be entered in an involuntary case under the Federal Bankruptcy Code;

(7)	a judgment or judgments for the payment of money in excess of $10,000,000 in the aggregate (net of any amounts that a reputable and creditworthy insurance company has acknowledged liability for in writing) shall be rendered by a court against the Company or any Restricted Subsidiary and the same shall not be discharged (or provision shall not be made for such discharge), or a stay of execution thereof shall not be procured, within sixty (60) days from the date of entry thereof and the Company or such Subsidiary shall not, within said period of sixty (60) days, or such longer period during which execution of the same shall have been stayed, appeal therefrom and cause the execution thereof to be stayed during such appeal;

(8)	any Subsidiary takes, suffers or permits to exist any of the events or conditions referred to in clauses (4), (5), (6) or (7), and such event or condition has a Material Adverse Effect; or

(9)	any Collateral Agreement at any time for any reason shall cease to be in full force and effect in all material respects, or any Collateral Agreement ceases to give the Collateral Agent the Liens (other than Liens securing Collateral, individually or in the aggregate, having a Fair Market Value of less than $5,000,000), rights, powers and privileges purported to be created thereby, superior to and prior to the rights of all third Persons other than the holders of Permitted Liens and such Collateral being subject to no other Liens except as expressly permitted by any Collateral Agreement, or this Indenture or the Company or any of its Restricted Subsidiaries contest in any manner the effectiveness, validity, binding nature or enforceability of any Collateral Agreement.
     Notwithstanding the foregoing, a Default under clause (3) above will not constitute an Event of Default until the Trustee or the Holders of at least 25% in principal amount of the outstanding Securities notify the Company of the Default and the Company does not cure such Default within the time specified in said clause (3) after receipt of such notice. Such notice must specify the Default, demand that it be remedied and state that such notice is a “Notice of Default.”
     If an Event of Default (other than an Event of Default specified in clause (5) or (6) above) occurs and is continuing, the Trustee by notice to the Company, or the Holders of at least 25% in principal amount of the outstanding Notes by notice to the Company and the Trustee, may, and the Trustee at the request of such Holders shall, declare the principal of, premium, if any, and accrued and unpaid interest, on all the Notes to be due and payable. Upon such a declaration, such principal, premium, if any, and accrued and unpaid interest will be due and payable immediately. In the event of a declaration of acceleration because an Event of Default set forth clause (2) above has occurred and is continuing, the declaration of acceleration shall be automatically annulled if the event of default or payment default triggering such Event of Default pursuant to clause (2) shall be remedied or cured by the Company or a Restricted Subsidiary of the Company or waived by the Holders of the relevant Debt within 20 days after the declaration of acceleration with respect thereto and if (a) the annulment of the acceleration of the Notes would not conflict with any judgment or decree of a court of competent jurisdiction and (b) all existing Events of Default, except nonpayment of principal, premium or interest on the Notes that became due solely because of such acceleration, have been cured or waived. No such rescission shall affect any subsequent Default or Event of Default or impair any right consequent thereto. If an Event of Default described in clause (5) or (6) above occurs and is continuing, the principal of, premium, if any, and accrued and unpaid interest on all the Notes will become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holders.
     The Holders of a majority in principal amount of the outstanding Notes by notice to the Trustee may:
(1)	waive, by their consent (including, without limitation consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes), an existing Default or Event of Default and its consequences, except (a) a Default or Event of Default in the payment of the principal of, or premium, if any, or interest on a Note or (b) a Default or Event of Default in respect of a provisions described under “Amendment and Waiver” cannot be amended without the consent of each Securityholder affected; and

(2)	rescind any such acceleration with respect to the Notes and its consequences if (a) rescission would not conflict with any judgment or decree of a court of competent jurisdiction and (b) all existing Events of Default, other than the nonpayment of the principal of, premium, if any, and interest on the Notes that have become due solely by such declaration of acceleration, have been cured or waived.
When a Default or Event of Default is waived, it is deemed cured, but no such waiver shall extend to any subsequent or other Default or Event of Default or impair any consequent right.
     Subject to the provisions of the Indenture relating to the duties of the Trustee, if an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any of the Holders unless such Holders have offered to the Trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium, if any, or interest when due, no Holder may pursue any remedy with respect to the Indenture or the Notes unless:
(1)	such Holder has previously given the Trustee notice that an Event of Default is continuing;

(2)	Holders of at least 25% in principal amount of the outstanding Notes have requested the Trustee to pursue the remedy;

(3)	such Holder or Holders offer the Trustee reasonable security or indemnity against any loss, liability or expense;

(4)	the Trustee does not comply with such request within 60 days after the receipt of the request and the offer of security or indemnity; and

(5)	the Holders of a majority in principal amount of the outstanding Notes have not given the Trustee a direction that, in the opinion of the Trustee, is inconsistent with such request within such 60-day period.
     Subject to certain restrictions, the Holders of a majority in principal amount of the outstanding Notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. The Indenture provides that in the event an Event of Default has occurred and is continuing, the Trustee will be required in the exercise of its powers to use the degree of care that a prudent person would use in the conduct of its own affairs. The Trustee, however, may refuse to follow any direction that conflicts with law, the Indenture, the Collateral Agreements or that the Trustee determines is unduly prejudicial to the rights of any other Holder or that would involve the Trustee in personal liability, but may take any other action deemed proper by the Trustee that is not inconsistent with such direction. Prior to taking any action under the Indenture, the Trustee will be entitled to indemnification satisfactory to it in its sole discretion against all losses and expenses caused by taking or not taking such action.

The Indenture provides that if a Default occurs and is continuing and is known to the Trustee, the Trustee must mail to each Holder notice of the Default or Event of Default within 45 days after it occurs. Except in the case of a Default or Event of Default in the payment of principal of, premium, if any, or interest on any Note, the Trustee may withhold notice if and so long as a committee of trust officers of the Trustee in good faith determines that withholding notice is in the interests of the Holders. In addition, the Company is required to deliver to the Trustee, promptly after the end of each Fiscal Year, a certificate indicating whether the signers thereof know of any Default or Event of Default that occurred during the previous year. The Company also is required to deliver to the Trustee, promptly after the occurrence thereof, written notice of any Default or Event of Default, their status and what action the Company is taking or proposes to take in respect thereof.
     AUTHENTICATION AND DELIVERY OF THE NOTES; APPLICATION OF PROCEEDS.
     One Officer of the Company must sign the Notes for the Company, by manual or facsimile signature. If an Officer of the Company whose signature is on a Note no longer holds that office at the time such Note is authenticated such Note will be valid nevertheless.
     A Note will not be valid until authenticated by the manual signature of the Trustee. The signature of the Trustee will be conclusive evidence that a Note has been authenticated in accordance with the terms of the Indenture. The Trustee, upon a written order of the Company signed by two Officers of the Company (a “Company Order”), must authenticate and deliver Notes for original issue in an aggregate principal amount specified in such order. Such Company Order must specify the amount of the Notes to be authenticated and the date on which the original issue of Notes is to be authenticated. The aggregate principal amount of Notes which may be authenticated and delivered under the Indenture is $150,000,000.
     The Notes will be issued in the form of one or more fully registered global certificates (the “Global Notes”). The Global Notes will be deposited upon issuance with the Trustee as custodian for The Depository Trust Company (“DTC”), in New York, New York, and registered in the name of DTC or its nominee, in each case for credit to an account of a direct or indirect participant in DTC as described below.
     The Global Notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the Global Notes may not be exchanged for Notes in certificated form except in the limited circumstances described below. Except in the limited circumstances, owners of beneficial interests in the Global Notes will not be entitled to receive physical delivery of Notes in certificated form.
     There will be no proceeds (and therefore no application of proceeds) from the issuance of the Notes because the Notes will be issued in exchange for Old Notes. Accordingly, no provisions are contained in the Indenture with respect to the Company’s use of proceeds of the issuance of the Notes.
     RELEASE AND SUBSTITUTION OF PROPERTY SUBJECT TO THE LIEN OF THE INDENTURE.
     The Notes are secured by a second lien on the Company’s oil and gas properties until less than $10 million in principal amount of the Old Notes remain outstanding.
     SATISFACTION AND DISCHARGE; DEFEASANCE.
     The Company at any time may terminate all its obligations under the Notes and the Indenture (“legal defeasance"), except for certain obligations, including those respecting the defeasance trust and obligations to register the transfer or exchange of the Notes, to replace mutilated, destroyed, lost or stolen Notes and to maintain a registrar and paying agent in respect of the Notes. If the Company exercises its legal defeasance option, the Subsidiary Guarantees in effect at such time will terminate.
     The Company at any time may terminate its obligations described under “Merger and Consolidation,” the covenants described under “Certain Covenants”, and the operation of the cross-default upon a payment default, cross acceleration provisions, the bankruptcy provisions and the judgment default provisions with respect to Subsidiaries described under “Events of Default” above (“covenant defeasance").

     The Company may exercise its legal defeasance option notwithstanding its prior exercise of its covenant defeasance option. If the Company exercises its legal defeasance option, payment of the Notes may not be accelerated because of an Event of Default with respect to the Notes. If the Company exercises its covenant defeasance option, payment of the Notes may not be accelerated because of an Event of Default specified in clause (2), (3), or (8), or (with respect only to Subsidiaries), (4), (5) or (6) under “Events of Default” above.
     In order to exercise either defeasance option, the Company must irrevocably deposit in trust (the “defeasance trust") with the Trustee money or U.S. Government Obligations for the payment of principal, premium, if any, and interest on the Notes to redemption or maturity, as the case may be, and must comply with certain other conditions, including delivery to the Trustee of an Opinion of Counsel (subject to customary exceptions and exclusions) to the effect that Holders of the Notes will not recognize income, gain or loss for Federal income tax purposes as a result of such deposit and defeasance and will be subject to Federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred. In the case of legal defeasance only, such Opinion of Counsel must be based on a ruling of the Internal Revenue Service or other change in applicable Federal income tax law.
     EVIDENCE AS TO COMPLIANCE WITH CONDITIONS AND COVENANTS.
     The Company must deliver to the Trustee, within 120 days after the end of each fiscal year, an Officers’ Certificate stating that in the course of the performance by the signers of their duties as Officers of the Company they would normally have knowledge of any Default or Event of Default and whether or not the signers know of any Default or Event of Default that occurred during such period. If they do, the certificate shall describe the Default or Event of Default, its status and what action the Company is taking or proposes to take with respect thereto.
     To the extent that the Note Lien has not been released, the Company must deliver ot the Trustee (with reliance language in favor of the Collateral Agent) within 120 days after the end of each Fiscal Year of the Company an Opinion of Counsel which shall state that all such action has been taken with respect to the recording, registering, filing, re-recording, re-registering and re-filing of the Indenture and of all supplemental indentures, financing statements, continuation statements or other instruments of further assurances as is necessary to maintain the Note Lien and reciting the details of such action or referring to prior Opinions of Counsel in which such details are given, and statement that all financing statements, continuation statements and other instruments have been executed and/or filed that are necessary fully to preserve the Note Lien and to protect the rights of the Securityholders and the Trustee, or state that no such action is necessary to maintain such Note Lien.
     9. OTHER OBLIGORS.
     The Company’s payment and performance obligations under the Notes will be unconditionally and irrevocably guaranteed by each of the following subsidiary guarantors: CPOC, Callon Offshore Production, Inc., and Mississippi Marketing, Inc.
     The mailing address for each subsidiary guarantor is 200 N. Canal Street, Natchez, MS 39120.
     CONTENTS OF APPLICATION FOR QUALIFICATION.
     This application for qualification comprises:
     (1) Pages numbered 1 to 10, consecutively.
     (2) The statement of eligibility and qualification on Form T-1 of American Stock Transfer & Trust Company, LLC, as trustee, under the Indenture to be qualified.
     (3) The following exhibits in addition to those filed as part of the statement of eligibility and qualification of the trustee:

Exhibit T3A	Certificate of Incorporation of CPOC, as amended (incorporated by reference to Exhibit 3.4 of the Company’s Registration Statement on Form S-3 filed on January 15, 2008).

Exhibit T3B	Bylaws of CPOC (incorporated by reference from Exhibit 3.5 of the Company’s Registration Statement on Form S-3 filed on January 15, 2008).

Exhibit T3C	Indenture among Callon Petroleum Company, the subsidiary guarantors and American Stock Transfer & Trust Company, LLC, as trustee, for 13% Senior Notes due 2016 (incorporated by reference to Exhibit T3C to the Company’s Form T-3 filed November 19, 2009 (File No. 22-28916)).

Exhibit T3D	Not applicable.

Exhibit T3E	Confidential Offer to Exchange dated October 21, 2009 (incorporated by reference to Exhibit 99.1 of the Company’s Report on Form 8-K filed on October 22, 2009).

Exhibit T3F	Cross-reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Section 310 through 318(a), inclusive, of the Trust Indenture Act of 1939 (incorporated by reference to Exhibit T3F to the Company’s Form T-3 filed November 19, 2009 (File No. 22-28916)).

Exhibit 25.1	Statement of eligibility and qualification on Form T-1 of American Stock Transfer & Trust Company, LLC, as Trustee, under the Indenture to be qualified (incorporated by reference to Exhibit 25.1 to the Company’s Form T-3 filed November 19, 2009 (File No. 22-28916)).

SIGNATURE
     Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Callon Petroleum Operating Company, a corporation organized and existing under the laws of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Natchez and State of Mississippi, on the 20th day of November, 2009.

CALLON PETROLEUM OPERATING COMPANY

By:	/s/ Fred L. Callon
Name:	Fred L. Callon
Title:	President and Chief Executive Officer
Attest:

/s/ Robert A. Mayfield

Name:	Robert A. Mayfield
Title:	Corporate Secretary